Safe Bulkers, Inc.

30-32 Avenue Karamanli

P.O. Box 70837

16605 Voula

Athens, Greece

April 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb, Assistant Director Donald E. Field

Re:  Safe Bulkers, Inc. Registration Statement on Form F-3 (Registration No. 333-186977)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Safe Bulkers, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-186977), as amended, so that the Registration Statement may become effective at 4:00 p.m. (Washington, DC time) on April 26, 2013, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•     should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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SAFE BULKERS, INC.

By:	/s/ Polys Hajioannou
Name:	Polys Hajioannou
Title:	Chairman and Chief Executive Officer